082-03023

[redacted]

~~File No. 82-4991~~

08003241

GOLDEN HOPE MINES LIMITED

NEWS

RECEIVED 2008 JUN 16 A 10:27 OFFICE OF INTERNATIONAL CORPORATE FINANCE

RECEIVED 2008 JUN 16 A 10:27 OFFICE OF INTERNATIONAL CORPORATE FINANCE

PROCESSED JUN 17 2008 THOMSON REUTERS

SUPPL

GOLDEN HOPE ANNOUNCES $3 MILLION PRIVATE PLACEMENT OFFERING

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

Toronto, Ontario – June 6, 2008 – Golden Hope Mines Limited ("Golden Hope" or the "Company") (TSX-V: GNH and PK: GOLHF) is pleased to announce a non-brokered private placement offering consisting of up to 8,823,529 units of the Company (the "Units") at a price of $0.17 per Unit and of up to 7,500,000 flow-through common shares of the Company (the "Flow-Through Shares") at a price of $0.20 per Flow-Through Share (the "Offering"). Each Unit will consist of one common share of the Company (a "Common Share") and one-half of one transferable Common Share purchase warrant (a "Warrant"). Each whole Warrant will entitle the holder to acquire one Common Share at an exercise price of $0.24 per Common Share. The Warrants will be exercisable for 18 months following the closing of the Offering (the "Closing Date").

Golden Hope will use the proceeds from the Offering to advance the exploration on its Bellechasse project in Quebec as well as for property acquisition and general working capital purposes.

The Company will pay certain registered brokers (the "Brokers") a commission fee equal to 6.5% of the gross proceeds of the Offering. In addition, on the Closing Date, the Company will issue warrants (the "Broker Warrants") to the Brokers entitling the Brokers to collectively purchase Common Shares in an amount up to 6.5% of the aggregate number of Units and Flow-Through Shares issued pursuant to the Offering. Each Broker Warrant will entitle the holder to buy one Common Share at $0.24 per Common Share. The Broker Warrants will be exercisable, in whole or in part, for a period of 18 months following the Closing Date.

The Closing Date is expected to occur on or about June 13, 2008 and is subject to certain conditions including, but not limited to, the receipt of all necessary approvals including the approval of the TSX-V. The Company may complete the Offering through one or more closings.

About Golden Hope: Golden Hope Mines Limited is a mineral exploration company that seeks to grow shareholder value through the acquisition, exploration and development of potentially large-scale gold, silver and base metal projects suitable for underground and/or open-pit mining. The company's two areas of interest are located in

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Quebec, Canada and Maine, U.S. The Bellechasse gold project in Quebec includes the Timmins and Ascot gold zones, the Coucou volcanic target and a number of newly claimed serpentinite geological formations. For further information on Golden Hope, visit www.goldenhopemines.com.

Contact Information

Louis Hoël
President
Golden Hope Mines Limited
Tel: 416-365-3509
Fax: 416-864-0175
info@goldenhopemines.com

Forward-Looking Information

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the company expects are forward-looking statements. Although the company believes the expectations expressed in such statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the statements. There are certain factors that could cause actual results to differ materially from those in forward-looking statements. These include market prices, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the company, investors should review registered filings at www.sedar.com.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

END